Exhibit 99

RIVERWOOD HOLDING, INC.
RECONCILIATION OF INCOME (LOSS) FROM OPERATIONS TO EBITDA
(In thousands of dollars)
(unaudited)

	Coated	Container-
	Board	board	Corporate	Total

Second quarter 2002:
Income (Loss) from Operations	$51,862	$(4,888)	$(5,823)	$41,151
Add: Depreciation and amortization	26,723	2,997	2,918	32,638
Other non-cash charges (A)	4,211	640	1,165	6,016

Credit Agreement EBITDA (B)	82,796	(1,251)	(1,740)	79,805
Less: Certain non-cash charges (C)	(2,761)	(640)	(1,165)	(4,566)

EBITDA, as adjusted (C)	$80,035	$(1,891)	$(2,905)	$75,239

Second quarter 2001:
Income (Loss) from Operations	$43,018	$(3,025)	$(3,075)	$36,918
Add: Depreciation and amortization	27,630	3,408	35	31,073
Dividends from equity investments	—	—	710	710
Other non-cash charges (A)	1,655	309	1,457	3,421

Credit Agreement EBITDA (B)	72,303	692	(873)	72,122
Less: Certain non-cash charges (C)	447	(101)	(1,255)	(909)

EBITDA, as adjusted (C)	$72,750	$591	$(2,128)	$71,213

First Six Months 2002:
Income (Loss) from Operations	$96,312	$(13,164)	$(10,816)	$72,332
Add: Depreciation and amortization	53,448	6,104	5,220	64,772
Other non-cash charges (A)	2,671	760	1,976	5,407

Credit Agreement EBITDA (B)	152,431	(6,300)	(3,620)	142,511
Less: Certain non-cash charges (C)	(2,734)	(760)	(1,976)	(5,470)

EBITDA, as adjusted (C)	$149,697	$(7,060)	$(5,596)	$137,041

First Six Months 2001:
Income (Loss) from Operations	$69,327	$(6,501)	$(15,091)	$47,735
Add: Depreciation and amortization	61,330	7,376	3,635	72,341
Dividends from equity investments	—	—	710	710
Other non-cash charges (A)	5,919	411	4,190	10,520

Credit Agreement EBITDA (B)	136,576	1,286	(6,556)	131,306
Less: Certain non-cash charges (C)	(1,833)	(203)	(2,271)	(4,307)

EBITDA, as adjusted (C)	$134,743	$1,083	$(8,827)	$126,999

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Notes:

(A)	Other non-cash charges include non-cash charges for LIFO accounting, pension, postretirement and postemployment benefits, and amortization of premiums on hedging contracts deducted in determining net income.

(B)	Credit Agreement EBITDA is calculated based on the definitions of EBITDA and GAAP contained in the Company’s Senior Secured Credit Agreement. Credit Agreement EBITDA is defined as consolidated net income (exclusive of non-cash charges resulting from purchase accounting during the periods subsequent to the Merger) before consolidated interest expense, consolidated income taxes, consolidated depreciation and amortization, and other non-cash charges deducted in determining consolidated net income, extraordinary items and the cumulative effect of accounting changes and earnings of, but including dividends from, non-controlled affiliates. The Company believes that EBITDA provides useful information regarding the Company’s ability to service debt, but should not be considered in isolation or as a substitute for the Condensed Consolidated Statements of Operations or cash flow data.

(C)	For purposes of Credit Agreement EBITDA, as reported above, the Company adds back to income from operations non-cash charges for pension, post-retirement and post-employment benefits, and expenses (credits) relating to changes in GAAP subsequent to March 1996, which are excluded from Credit Agreement EBITDA, as reported above. EBITDA, as adjusted, is defined as income (loss) from operations before depreciation and amortization expense, loss (gain) on asset write-downs/unusual asset disposals, loss on impairment of assets and LIFO related expenses (credits) plus dividends from equity investments recorded in the relevant period. This definition of EBITDA, as adjusted, conforms to the presentation in the Form S-1 registration statement for Riverwood Holding’s proposed initial public offering.

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